Via Facsimile and U.S. Mail
Mail Stop 4720

May 24, 2010

Cyclacel Pharmaceuticals, Inc.
Paul McBarron
Executive Vice President—Finance, Chief Financial
Officer and Chief Operating Officer
200 Connell Drive
Suite 1500
Berkeley Heights, NJ 07922

> **Re: Cyclacel Pharmaceuticals, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 13, 2010**
> **File No. 000-50626**

Dear Mr. McBarron:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant